Exhibit 23(d)(40)
Amendment to Amended Investment Subadvisory Agreement
between TAM and AJO pertaining to the Large Core Portfolio

AMENDMENT TO AMENDED INVESTMENT SUBADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC.
AND
ARONSON+JOHNSON+ORTIZ, LP
THIS AMENDMENT is made as of January 1, 2009 to the Amended Subadvisory Agreement dated as of May 3, 2004 (the “Agreement”), between Transamerica Asset Management, Inc. (“TAM”) (as successor to the investment management business of Diversified Investment Advisors, Inc.) and Aronson+Johnson+Ortiz, LP on behalf of Transamerica Partners Large Core Portfolio (formerly known as Growth and Income Portfolio), a series of Transamerica Partners Portfolios (formerly known as Diversified Investors Portfolios). In consideration of the mutual covenants contained herein, the parties agree as follows:
SCHEDULE B
The Subadviser shall be compensated for its services under this Agreement on the basis of the below-described annual fee schedule.
FEE SCHEDULE
If the Portfolio is less than $100 million;
0.55% of the first $50 million; and
0.35% of the next $50 million.
If the Portfolio is equal to or greater than $100 million;
0.30% of the first $250 million;
0.20% of the next $250 million;
0.15% of the next $500 million; and
0.125% of average daily net assets in excess of $1 billion.

*	The average daily net assets for the purpose of calculating subadvisory fees will be determined on a combined basis with Transamerica Partners Portfolios — Transamerica Partners Large Value Portfolio also sub-advised by Aronson+Johnson+Ortiz, LP.
Compensation of the Subadviser. As compensation for the services performed by the Subadviser, TAM shall pay the Subadviser out of the advisory fee it receives with respect to the Portfolio, and only to the extent thereof, as promptly as possible after the last day of each month, a fee, computed daily at an annual rate set forth above. The first payment of the fee shall be made as promptly as possible at the end of the month succeeding the Effective Date of this Agreement, and shall constitute a full payment of the fee due the Subadviser for all services prior to that date. If this Agreement is terminated as of any date not the last day of a month, such fee shall be paid as promptly as possible after such date of termination, shall be based on the average daily net assets of the Portfolio or, if less, the portion thereof comprising the Assets, in that period from the beginning of such month to such date of termination, and shall be that proportion of such average daily net assets as the number of business days in such period bears to the number of business days in such month. The average daily net assets of the Portfolio, or portion thereof comprising the Assets, shall in all cases be based only on business days and be computed as of the time of the regular close of business of the New York Stock

Exchange, or such other time as stated in the Portfolio’s then-current Prospectus or as may be determined by the Portfolio’s Board of Trustees.
In all other respects, the Amended Subadvisory Agreement dated as of May 3, 2004 is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of January 1, 2009.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: Name:	/s/ Christopher A. Staples Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer

ARONSON+JOHNSON+ORTIZ, LP

By:	/s/ Theodore R. Aronson
Name:	Theordore R. Aronson
Title:	Managing Principal